Exhibit 28.1





                                               FOR IMMEDIATE RELEASE
                                               JANUARY 23, 2002
                                               FOR ADDITIONAL INFORMATION
                                               CONTACT:  DARRELL E. BLOCKER
                                                         SR VICE PRESIDENT, CFO
                                                         (260) 358-4680



                         NORTHEAST INDIANA BANCORP, INC.
                             ANNOUNCES 2001 EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank, today announced earnings for the year ended December 31, 2001 of $2.0 million compared to $1.3 million for the same period 2000. For the year ended December 31, 2001, basic and diluted earnings per common share were $1.28 and $1.25 respectively compared to $0.80 and $0.79 for the same period 2000. This represents a 58.2% increase in 2001 diluted earnings per common share compared to 2000, resulting primarily from a substantial decrease in provisions for loan losses, an increase in non interest income and a decrease in operating expenses in 2001 compared to 2000.

Northeast Indiana Bancorp's fourth quarter income for 2001 was $530,000 with basic and diluted earnings per common share of $0.36 each compared to $274,000 with basic and diluted earnings per share of $0.17 each, for the fourth quarter of 2000. The provision for the quarter ended December 31, 2001 was $190,000 or $127,000 less than the provision for the same quarter last year. The higher quarterly net income is also the result of improved net interest income and non-interest income during the quarter compared to the same quarter 2000.

Results for December 31, 2001 year ended showed net interest income at $6.7 million compared to $7.1 million for December 31, 2000 year to date, a 5.6% decrease. The net interest margin for December 31, 2001 year ended of 2.88% has decreased slightly compared to the same period 2000 of 2.90%. This decrease is a result of more short-term funds invested and fewer loans held in portfolios as the customers refinance.

Deposits decreased from $146.8 million at December 31, 2000 to $137.0 million at December 31, 2001, a 6.7% decrease. This decrease is due primarily to the time deposits outflow that occurred during 2001.

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                                     -MORE-

Total assets at December 31, 2001 of $238.4 million compared to December 31, 2000 assets of $247.1 million reflects a 3.5% decrease. The asset reduction at December 31, 2001 compared to December 31, 2000 was attributable to a $37.3 million decrease in net loans receivable, partially impacted by the $12.0 million of loans sold into the secondary mortgage market we currently service. This reduction was partially offset by the $27.8 million increase in cash and investments.

Shareholder equity at December 31, 2001 was $26.3 million compared to $26.6 million at December 31, 2000. Return on average equity for 2001 was 7.36% compared to 4.88% for 2000.

 As previously reported, the Board of Directors of Northeast Indiana Bancorp announced in September a stock repurchase program which allows management to purchase up to 5.00% or up to 80,677 shares of the outstanding shares over the next twelve months. The company has purchased 63,000 shares to date under this new program leaving approximately 17,677 shares to be repurchased. Northeast Indiana Bancorp, Inc. had 1,550,656 shares outstanding at December 31, 2001.


This press release may contain forward-looking statements, which are based on management's current expectations regarding economic, legislative and regulatory issues. Factors which may cause future results to vary materially include, but are not limited to, general economic conditions, changes in interest rates, loan demand, and competition. Additional factors include changes in accounting principles, policies or guidelines; changes in legislation or regulation; and other economic, competitive, regulatory and technological factors affecting each company's operations, pricing, products and services.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".




                                     -MORE-

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                            NORTHEAST INDIANA BANCORP
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
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                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                                               ASSETS                              December 31,       December 31,
                                                                                                       2001              2000
                                                                                                   ------------       ------------
Interest-earning cash and cash equivalents                                                         $ 23,541,599      $  3,208,993
Noninterest earning cash and cash equivalents                                                         2,750,133         3,367,273
                                                                                                   ------------      ------------
   Total cash and cash equivalents                                                                   26,291,732         6,576,266

Securities available for sale                                                                        39,365,026        31,226,026

Securities held to maturity (fair value:  December 31, 2001- $ 306,000; December 31,
2000- $383,000)                                                                                         306,000           383,000
Loans Held for Sale                                                                                   1,543,422                --
Loans receivable, net of allowance for loan loss December 31, 2001 $1,954,900 and December 31,
2000 $2,001,172                                                                                     162,830,186       200,151,133

Accrued interest receivable                                                                             753,000           895,612
Premises and equipment                                                                                2,298,102         2,244,179
Investments in limited liability partnerships                                                         1,546,177         1,703,839
Other assets                                                                                          3,460,884         3,914,247
                                                                                                   ------------      ------------
    Total Assets                                                                                   $238,394,529      $247,094,302
                                                                                                   ============      ============
                                            LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                                           $137,030,011      $146,806,118
Borrowed Funds                                                                                       73,966,411        72,538,670
Accrued interest payable and other liabilities                                                        1,117,069         1,175,757
                                                                                                   ------------      ------------
    Total Liabilities                                                                               212,113,491       220,520,545
                                                                                                   ------------      ------------

Retained earnings - substantially restricted                                                         26,281,038        26,573,757
                                                                                                   ------------      ------------
    Total Liabilities and Shareholder's Equity                                                     $238,394,529      $247,094,302
                                                                                                   ============      ============
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                        CONSOLIDATED STATEMENTS OF INCOME

                                                                   Three Months Ended                 Twelve Months Ended
                                                                       December 31,                        December 31,
                                                                 2001              2000               2001             2000
                                                                 ----              ----               ----             ----
Total interest income                                       $  4,066,558      $  4,822,591       $ 17,435,907      $ 19,565,539
Total interest expense                                         2,418,907         3,249,751         10,764,736        12,485,298
                                                            ------------      ------------       ------------      ------------
   Net interest income                                         1,647,651         1,572,840          6,671,171         7,080,241
-------------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                                        190,212           316,796            575,212         1,590,546
                                                            ------------      ------------       ------------      ------------
   Net interest income after provision for Loan losses         1,457,439         1,256,044          6,095,959         5,489,695
-------------------------------------------------------------------------------------------------------------------------------

Net realized gain (loss) on sale of securities                        --           (10,323)                --           (11,886)
Net realized gain (loss) on sale of loans                         94,986            10,339            234,034            22,531
Other                                                            312,576           284,102          1,113,870           998,948
                                                            ------------      ------------       ------------      ------------
Total noninterest income                                         407,562           284,118          1,347,904         1,009,593
Total noninterest expenses                                     1,183,847         1,190,903          4,701,909         4,774,958
-------------------------------------------------------------------------------------------------------------------------------
  Income before income tax expenses                              681,154           349,259          2,741,954         1,724,330
-------------------------------------------------------------------------------------------------------------------------------
Income tax expenses                                              150,869            75,536            772,577           440,887
                                                            ------------      ------------       ------------      ------------
     Net Income                                             $    530,285      $    273,723       $  1,969,377      $  1,283,443
===============================================================================================================================
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                             SELECTED FINANCIAL DATA
                                                              Three Months Ended             Twelve Months Ended
                                                                  December 31,                   December 31,
                                                                     2001           2000            2001               2000
                                                                    -----           ----            ----               ----
Basic earnings per share                                             $ 0.36          $ 0.17          $ 1.28            $ 0.80
Dilutive earnings per share                                          $ 0.36          $ 0.17          $ 1.25            $ 0.79
Net interest margin                                                    2.83%           2.62%           2.88%             2.90%
Return on average assets                                               0.87%           0.44%           0.81%             0.50%
Return on average equity                                               7.98%           4.11%           7.36%             4.88%
Average shares outstanding-primary                                1,478,373       1,587,099       1,536,657          1,596,286
Average shares outstanding-diluted                                1,490,089       1,592,461       1,574,549          1,625,897
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
Total non-performing assets as a percentage of total assets                                           3.03%               1.79%
Stockholders' equity as a % of total assets                                                          11.02%              10.75%
Book value per share                                                                            $    16.95           $    15.71
Common shares outstanding- E-O-P                                                                 1,550,656            1,692,536
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